SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

             For the month of FEBRUARY, 2004
             -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)


                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)


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           PT INDONESIAN SATELLITE CORPORATION Tbk
              (PT INDOSAT Tbk) or (THE COMPANY)

               INVITATION TO THE SHAREHOLDERS
                              ON
     THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                            (EGMS)


The Board of Directors of the Company hereby invites the shareholders of the Company to attend the Companys EGMS, which will be held on:

Date : Monday, March 8, 2004
Time : 10.30 a.m. local time (revision to the EGMS time which previously announced on February 6, 2004).
Venue: Auditorium 4th Floor
       Indosat Building
       Jl. Medan Merdeka Barat No. 21
       Jakarta 10110

With the following EGMS agendas:

1.The change of nominal value of the shares of the Company in connection with the stock split and the amendment to the Companys articles of association with respect to the stock split and the change of nominal value of the Companys shares.


2.The delegation of authority to the Board of Commissioners to determine the salary, incentives, insurance, remuneration and other facilities and allowances, including retirement benefits, of the Directors of the Company.


Notes:

1. This announcement is intended as invitation. The
   Company will not submit or send any other invitation to the shareholders.

2. Registration desk will open on Monday, March 8, 2004 at 09.30 a.m. and closed at 10.15 a.m. local time.
   Registration may be extended, if necessary, until the commencement of the EGMS.

3. Shareholders who are entitled to attend the EGMS are:

   a. For those whose shares have not been
      electronically registered into the Collective
      Custody of PT KSEI, only the shareholders whose names are registered in the Companys Share
      Register as at 04.00 p.m. of February 19, 2004, or their authorized representative.

   b. For those whose shares are in the Collective
      Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at
      04.00 p.m. of February 19, 2004, or their authorized representative.


4 Shareholders who are not able to attend the EGMS could appoint an authorized representative by assigning the Power of Attorney, with the condition that member of the Board of Directors, Board of Commissioners and employees of the Company are not allowed to act as an authorized representative at the EGMS and any of their voting rights in the EGMS will be deemed void and invalid.

5 The shareholders or their authorized representative who will attend the EGMS should present a copy of his or her Personal Identification or other identifications
  (ID) during registration. Shareholders whose shares are registered in the collective custody of PT KSEI, are expected to present written confirmation for EGMS (KTUR) available from the custodian bank or securities company.

6 Form of the Power of Attorney can be obtained through the Corporate Communication Division, 2nd floor Gedung
  Indosat, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 from February 24, 2004 up to March 1, 2004 during office hours.

7.The duly executed Power of Attorney is expected to be received by the Companys Board of Directors through the Corporate Communication Division no later than March 5, 2004 at 04.00 p.m. (local time).

8.Material related to the EGMS Agenda is available for inspection at the Corporate Communication Division starting from the date of this invitation, during office hours. If required, the document can be obtained by submitting a written request to the Corporate Communication Division.

9.For your convenience the shareholders or authorized representatives who intend to attend the EGMS, are kindly requested to notify the Corporate
  Communication Division through:
  telephone no.  (021) 386 9402 & (021) 386 9403
  fax no. (021) 386 4673 & (021) 380 4045.

10.The shareholders or the authorized representatives are kindly requested to present 30 (thirty) minutes prior to the EGMS.

Jakarta, February 20, 2004

PT INDOSAT Tbk
The Board of Directors


Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosats future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in
the United States. Securities may not be offered or sold
in the United States absent registration or an exemption
from registration. Any public offering of securities to
be made in the United States will be made by means of an
offering circular that may be obtained from the Company
and will contain detailed information about the Company
and management, as well as financial statements.
The Company does not intend to register any part of
the offering in the United States.
..

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                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: February 20, 2004 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President